VIA EDGAR

January 22, 2010

Mr. Bric Barrientos

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Barrientos:

This letter responds to the comments on Post-Effective Amendment No. 48 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch Core Growth Fund® (the “Core Growth Fund”), Wasatch Emerging Markets Small Cap Fund™ (the “Emerging Markets Small Cap Fund”), Wasatch Global Opportunities Fund™ (the “Global Opportunities Fund”), Wasatch Global Science & Technology Fund® (the “Global Science & Technology Fund”), Wasatch Heritage Growth Fund® (the “Heritage Growth Fund”), Wasatch Heritage Value Fund (the “Heritage Value Fund”), Wasatch International Growth Fund® (the “International Growth Fund”), Wasatch International Opportunities Fund™, (the “International Opportunities Fund”), Wasatch Micro Cap Fund® (the “Micro Cap Fund”), Wasatch Micro Cap Value Fund® (the “Micro Cap Value Fund”), Wasatch Small Cap Growth Fund® (the “Small Cap Growth Fund”), Wasatch Small Cap Value Fund® (the “Small Cap Value Fund”), Wasatch Strategic Income Fund™ (the “Strategic Income Fund”), Wasatch Ultra Growth Fund® (the “Ultra Growth Fund”), Wasatch-Hoisington U.S. Treasury Fund (the “U.S. Treasury Fund”), Wasatch–1st Source Income Fund (the “Income Fund”), Wasatch–1st Source Income Equity Fund (the “Income Equity Fund”) and Wasatch–1st Source Long/Short Fund (the “Long/Short Fund”) that were provided to me by telephone by the Staff of the Securities and Exchange Commission (the “Commission”) on January 11, 2010.

Prospectuses

1. SEC Comment: In the section entitled “Summary” in the Prospectus for all the Funds, please remove the ticker symbol for each Fund.

Response: The change will be made as requested.

2. SEC Comment: In the section entitled “Summary” in the Prospectus for all the Funds, please provide the completed fee table and example for each Fund.

Response: The Registrant will provide the Commission with copies of the fee table and example for each Fund.

3. SEC Comment: In the section entitled “Summary-Shareholder Fees” in the Prospectus for all the Funds, please remove the line item “Annual IRA Maintenance Fee” and its respective footnote for each Fund. Please note this fee should be set forth in the section in the prospectus that relates to redemption of fund shares (Item 11(c) of Form N-1A).

Response: The change will be made as requested.

4. SEC Comment: In the section entitled “Summary-Annual Operating Expenses” in the Prospectus for all the Funds, please line up all items for each Fund. There should be no indentations for separate line items.

Response: The change will be made as requested.

5. SEC Comment: In the section entitled “Summary-Annual Operating Expenses” in the Prospectus for all the Funds, please revise Footnote 2 to the Fee Table to disclose information required by Item 3, Instruction 3(e) of Form N-1A.

Response: Footnote 2 will be revised to read as follows: “The Advisor has contractually agreed to reimburse the Fund for Total Annual Fund Operating Expenses in excess of     % until at least January 31, 2011 (excluding interest, taxes, brokerage commissions, other investment related costs and extraordinary expenses). Acquired Fund fees and expenses are also not included in the expense limitation. The Advisor may rescind the contractual limitation on expenses at any time after its expiration date.” The number included in the blank will be the applicable expense cap for the respective Fund.

6. SEC Comment: In the section entitled “Summary-Annual Operating Expenses” in the Prospectus for all the Funds, please delete all of Footnote 3 to the Fee Table except for the first sentence.

Response: Footnote 3 will be revised to read as follows: “The Total Annual Fund Operating Expenses may not equal the expense ratio stated in the Fund’s most recent Annual Report and Financial Highlights which reflect the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses.”

7. SEC Comment: In the section entitled “Summary-Annual Operating Expenses” in the Prospectus for all the Funds, please delete Footnote 4 to the Fee Table. If Acquired Fund Fees and Expenses are less than 0.01% you may include it in Other Expenses.

Response: The change will be made as requested.

8. SEC Comment: In the section entitled “Summary-Example” in the Prospectus for all the Funds, please move the sentence “The above example reflects contractual fee waivers and reimbursements through January 31, 2011” to the lead in paragraph of that section.

Response: The change will be made as requested.

9. SEC Comment: In the section entitled “Summary-Principal Strategies” in the Prospectus for all the Funds, please revise the disclosure for all Funds and make such disclosure more concise.

Response: The Registrant will revise the Principal Strategies to ensure that the applicable Fund’s strategy is succinct.

10. SEC Comment: In the section entitled “Summary-Principal Risks” for the Core Growth Fund in the Prospectus, please include a risk for mid-size companies.

Response: The risks of mid size companies are similar to those of small companies. The Registrant will change the Small Company Risk to Smaller Company Risk and include disclosure for mid size companies.

11. SEC Comment: In the section entitled “Summary-Principal Risks” for the Core Growth Fund in the Prospectus, there is a financial sector risk. Please include disclosure regarding investing in financial sectors in the section entitled “Summary-Principal Strategies”.

Response: The change will be made as requested.

12. SEC Comment: In the section entitled “Summary-Historical Performance” in the Prospectus for all Funds, please delete the applicable description for each broad based index. In addition, please delete the sentence “You cannot invest directly in the Index. The Index’s returns reflect no deductions for fees, expenses or taxes.” If a Fund has a secondary index, please include a description in the Prospectus. Please provide an explanation to the Commission as to why a secondary benchmark/index is relevant. Please move the sentence under the bar charts, the sentence under the best and worst quarterly returns and the first sentence under the total return chart to the lead in paragraph of this section.

Response: The changes will be made as requested.

Item 4 of Form N-1A (Instruction 2(b)) allows additional indices as permitted by Instruction 6 of Item 27(b)(7) of Form N-1A. Instruction 6 notes that a Fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests. A Fund may also compare its performance to an additional broad-based index or to non-securities index, so long as the comparison is not misleading. Most of the Funds have used secondary benchmarks. Below are explanations regarding the use of a secondary benchmark.

•

Core Growth Fund – The Fund is a growth fund with a strong value bias. Given this overall strategy, we believe the Russell 2000 Index is the most appropriate broad-based index to compare Fund performance. However, considering the Fund’s growth strategy, it is appropriate to show the Russell 2000 Growth sub-segment. Accordingly, we intend to include the Russell 2000 Growth Index as a secondary benchmark.

•

Emerging Markets Small Cap Fund – This is one of just a few small cap funds in the Emerging Markets space. The MSCI Emerging Markets Small Cap Index is most relevant and thus is the primary index. However, as the Fund operates in the emerging market segment, the Advisor believes it is appropriate to include the broad-based MSCI Emerging Markets Index. We intend to include that as a secondary benchmark for comparison.

•

Global Opportunities Fund – As a fund with broad flexibility, it is difficult to identify a single benchmark that will consistently be the best representation of the fund. Providing a basket of benchmarks helps create a holistic framework upon which to evaluate and compare the fund’s performance. The MSCI AC World Small Cap is the most representative of what we expect the fund to look like through time. As the small cap global market is rather broad and providers take different approaches to measuring this category, we have included the S&P Global Small Cap Index, another benchmark reflecting the market segment in which the Fund invests. Since the fund may invest a significant portion of its assets in companies with larger market capitalizations, which we expect to use in varying degrees, we show an all cap benchmark as well.

•

Global Science & Technology Fund – Neither benchmark is a precise representation of the fund’s investment strategies and holdings. Technology is a heavy focus of the fund, and thus the technology benchmark is the primary benchmark, but the science component of the fund is not as well represented by the tech index. Accordingly, we will include the broader NASDAQ Index to provide shareholders with the ability to compare the fund’s performance against a broader peer set of companies.

•

Heritage Growth Fund – The fund invests primarily in mid and large-cap growing companies. At times the average market cap of its holdings moves into the Morningstar large cap fund category. As such, we share a broad larger benchmark (S&P 500) as the secondary benchmark.

•

International Growth Fund – The fund invests in emerging markets, but not typically to the extent reflected in the MSCI AC World ex USA Small Cap Index. Although the Advisor considers the MSCI AC World ex USA Small Cap Index to be the most representative benchmark for the fund and thus the primary index, since the fund’s weighting in emerging markets is not fully in line with the MSCI AC World ex USA Small Cap Index, we intend to show the MSCI ex USA Small Cap Index as the broader secondary benchmark.

•

International Opportunities Fund – The fund invests in emerging markets, but not typically to the extent reflected in the MSCI AC World ex USA Small Cap Index. Although the Advisor considers the MSCI AC World ex USA Small Cap Index to be the most representative benchmark for the fund and thus the primary index, since the fund’s weighting in emerging markets is not fully in line with the MSCI AC World ex USA Small Cap Index, we intend to show the MSCI ex USA Small Cap Index as the broader secondary benchmark.

•

Micro Cap Fund – The Russell Microcap Index is relevant because it more closely reflects the market segment in which the fund invests; however, it is relatively new and does not have a 10 year track record.

•

Micro Cap Value Fund – The Russell Microcap Index is relevant because it more closely reflects the market segment in which the fund invests; however, it is relatively new and does not have a 10 year track record.

•

Small Cap Growth Fund – Since the fund invests in a blend of “core” stocks with attractive valuations and high growth stocks, we have included the Russell 2000 Index as a secondary benchmark to help capture the value portion of the fund that really is not well represented in the Russell 2000 Growth Index.

•

Small Cap Value Fund – Because the fund is primarily a value fund, the Russell 2000 Value Index is the best primary index. However, the Russell 2000 Value Index may not capture some elements of our value style (such as seeking growth stocks that have become value). We, therefore, show the Russell 2000 Index as a secondary benchmark.

•

Strategic Income Fund – The Fund has the ability to invest in equity and fixed-income securities, and each type of security may at times make up a significant portion of the Fund. Therefore, both the S&P 500 Index and the Barclays Capital U.S. Aggregate Bond Index are provided. Since the fund is likely to be more tilted towards equities than fixed income securities, we have the S&P 500 Index as the primary benchmark.

•

Long/Short Fund – The fund attempts to achieve higher risk adjusted returns with lower volatility when compared to equity markets in general. We expect limiting volatility that the performance will fall between the return of equities and the risk-free return of U.S. Treasury bills. We expect the performance to be closer to that of equity securities, which is why the S&P 500 Index is the primary benchmark, but it is relevant for an investor to consider the intended risk-reduced return by comparing the fund’s returns to those of the Citigroup Three Month U.S. Treasury Bills Index.

13. SEC Comment: The section titled “Summary-Principal Strategies” for the Emerging Markets Small Cap Fund in the Prospectus states that the Fund will invest at least 80% of the Fund’s assets in the equity securities of companies with market capitalizations of less than $3 billion at the time of purchase that are domiciled in emerging market countries. The market capitalization of $3 billion is too large for a small cap fund. Please revise the market capitalization to a more appropriate level for a small cap fund.

Response: The Commission has noted, in relevant part, that registrants may use any reasonable definition of the term “small-cap” and in developing a definition, should consider all relevant factors including, among other things, industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications. (See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (pub. Avail. Dec. 4. 2001).

As you are aware, there is no specific definition for the term “small-cap.” Accordingly, in accordance with the guidance, we considered various factors in setting the $3 billion limit. The Advisor considered several relevant factors in defining “small cap” as $3 billion instead of $2.5 billion for the Emerging Markets Small Cap Fund, including, other small cap funds, emerging markets funds, and index data.

A review of several of the top tier funds on Morningstar.com that include “small cap” as part of their name reveals very diverse and inconsistent definitions of “small cap.” For example, “small cap” is defined as $1 billion, $3 billion, $3.5 billion, and “no larger than the largest capitalized company included in the Russell 2000® index during the most recent 11-month period.” As of December 31, 2009, the largest company by market capitalization on the Russell 2000® Index was $5.595 billion. Additionally, the average market capitalizations for these same funds ranges from $800 million (U.S.) to $2 billion (U.S.), which is consistent with the average market capitalization of the Emerging Markets Small Cap Fund, which had an average market capitalization of $2.0 billion (U.S.) as of December 31, 2009.

In addition to being “small cap” consistent with domestic small capitalization funds, the fund is small relative to other emerging markets funds. The funds included in the Morningstar emerging markets funds category are, for the most part, all cap funds, but trend toward large capitalization holdings. The average market capitalization of that category is $15.5 billion, and the median market cap for the category is $16.1 billion, meaning the fund’s $3 billion market capitalization limit is significantly smaller than the other funds in Morningstar’s emerging markets funds category. Additionally, as of December 31, 2009, the composition of the MSCI Emerging Markets Index was as follows:

MSCI Emerging Markets Index
Weighted Average Market Capitalization	$47 billion (U.S. )
Greater than $30 billion (U.S.)	26.82%
$10 billion to $30 billion (U.S.)	17.30%
$5 billion to $10 billion (U.S.)	19.61%
$2.5 billion to $5 billion (U.S.)	17.33%
Less than $2.5 billion (U.S.)	18.94%

The fund’s $3 billion market cap limit puts its portfolio holdings within the bottom quartile of the average market capitalization of securities comprising the MSCI Emerging Markets Index. With the $3 billion market capitalization limit, the fund’s shareholders are clearly being notified of the distinction between what they are purchasing with the Emerging Markets Small Cap Fund and the other funds available to them in the emerging markets category.

In addition, the Advisor recognizes that the emerging markets segment is somewhat volatile and can appreciate at a rapid pace as reflected in last year’s performance of the Fund of approximately 118%, of the MSCI Emerging Markets Small Cap Index of approximately 114%, and of the MSCI Emerging Markets Index of approximately 79%. As discussed in further detail in the prospectus, the Adviser employs a process of deep due diligence in seeking high quality companies. As these stocks appreciate over the stated market capitalization limit, they are no longer available for purchase for the Fund. Accordingly, in recognition of the volatility and the potential rapid appreciation of these stocks, the market capitalization limit was set at a level to provide some reasonable room to maintain the stocks in the portfolio despite appreciation, seek a lower portfolio turnover, and keep such high performing securities in the portfolio longer, which, in turn, benefits performance.

Finally, the staff should also note that the fund has had the $3 billion market capitalization limit since inception. When we initially proposed this fund, we had discussions with the staff on this issue and it was determined that the $3 billion level was acceptable. A change to a smaller market capitalization limit at this time would require the unnatural and untimely reconstitution of a large part of the portfolio, possibly resulting in losses, certainly affecting performance and in increasing turnover to the detriment of all existing shareholders. Based on the foregoing, we believe the market cap of $3 billion continues to be appropriate and reasonable.

14. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Emerging Markets Small Cap Fund in the Prospectus, it is stated that the Fund will invest at least 80% of the Fund’s assets in the equity securities of companies with market capitalizations of less than $3 billion at the time of purchase that are domiciled in emerging market countries. Please define equity securities.

Response: The Registrant will revise the disclosure to read as follows: “The Fund will invest at least 80% of the Fund’s assets in the equity securities (including common stock, preferred stock and securities convertible into common stock) of companies with market capitalizations of less than $3 billion at the time of purchase that are domiciled in emerging market countries.

15. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Emerging Markets Small Cap Fund in the Prospectus, it is noted that securities from the Asia-Pacific region (including Hong-Kong, Singapore and Taiwan) may be purchased by the Fund regardless of their classification or inclusion in an index. Please indicate if the Fund includes investments in the Asia-Pacific region as part of the 80% of the Fund’s assets in the equity securities of companies that are domiciled in emerging market countries.

Response: The Fund does intend to include investments in the Asia-Pacific region as part of the 80% test required by Rule 35d-1 of the Investment Company Act of 1940, as amended.

16. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Global Opportunities Fund in the Prospectus, it is noted that the Advisor will invest the Fund’s assets in securities of foreign and domestic companies with market capitalizations of less than $5 billion at the time of purchase. Please identify the type of securities (i.e., equity or debt) in which the Fund will invest in.

Response: The Registrant will revise the disclosure to read as follows: “Under normal conditions, we will invest the Fund’s assets primarily in the equity securities (including common stocks, preferred stock and securities convertible into common stock) of foreign and domestic companies with market capitalizations of less than $5 billion at the time of purchase.”

17. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Global Opportunities Fund in the Prospectus, in certain instances it states that the Fund may invest in a particular type of security while at other times the Fund states that it will invest in a security. Please clarify if the Fund may invest or will invest in a particular security.

Response: The Registrant believes that the disclosure is accurate as set forth in the Principal Strategies as to when the Fund will invest in a security and when a Fund may invest in a security.

18. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Global Opportunities Fund in the Prospectus, it is noted that the Fund may invest a significant amount of its total assets (up to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging markets. Please indicate a specific range for such investments.

Response: The Registrant will revise the disclosure to read as follows: “The Fund may invest a significant amount of its total assets (5 - 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging markets. ”

19. SEC Comment: In the section entitled “Summary-Principal Risks” for the Global Opportunities Fund in the Prospectus, please include a region risk.

Response: The Registrant will include the following disclosure in the section: “Region Risk. Social, political and economic conditions and changes in regulatory, tax, or economic policy in a country or region could significantly affect the market in that country or region. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact the issuers of securities in a different country or region. From time to time, a small number of companies and industries may represent a large portion of the market in a particular country or region, and these companies and industries can be sensitive to adverse social, political, economic, or regulatory developments.”

20. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Heritage Growth Fund in the Prospectus, it is noted that securities issued by foreign companies incorporated outside the United States whose securities are publicly traded in the United States are not defined as “foreign companies” and are not subject to this limitation. Please disclose the basis for this statement.

Response: The Heritage Growth Fund may invest up to 20% of its total assets at the time of purchase in securities issued by foreign companies. However, foreign companies incorporated outside the United States but whose securities are publicly traded in the United States are not defined as “foreign companies” for the purposes of this 20% limit. Many U.S. exchange listed companies such as Tyco International, Inc, for example, are incorporated off-shore simply to benefit from tax and other advantages (“benefit driven incorporation”). Additionally, foreign stocks listed on U.S. exchanges and traded in U.S. currency are subject to more rigorous listing and reporting standards that give them a risk profile similar to traditional domestic issuers. The disclosure is intended to clarify for shareholders that the fund may be subject to 20% true foreign security risks.

21. SEC Comment: In the section entitled “Summary-Principal Risks” for the Heritage Growth Fund in the Prospectus, there is a financial sector risk. Please include disclosure regarding investing in the financial sector in the section entitled “Summary-Principal Strategies”.

Response: The change will be made as requested.

22. SEC Comment: In the section entitled “Summary-Principal Strategies” for the International Growth Fund in the Prospectus, it is stated that the Fund may invest a significant amount of its total assets (up to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging markets. Please indicate a range of investments instead of a cap.

Response: The Registrant will revise the disclosure to read as follows: “The Fund may invest a significant amount of its total assets (5 - 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging markets.”

23. SEC Comment: In the section entitled “Summary-Principal Strategies” for the International Opportunities Fund in the Prospectus, it is stated that the Advisor will invest the Fund’s assets primarily in equity securities of foreign companies with market capitalizations of less than $1 billion at the time of purchase. The market capitalization of $1 billion is too large for a micro cap fund. Please revise the market capitalization to a more appropriate level for a micro cap fund.

Response: There is no official definition of the term “micro capitalization.” The Commission has noted, in relevant part, that registrants may use any reasonable definition of the term “micro-cap,” and in developing a definition, should consider all relevant factors, including, among other things, industry indices. (See, Frequently Asked Questions about Rule 35d-1 (Investment Company Names)(pub. Avail. Dec. 4, 2001). The universe of micro-cap funds identified by Morningstar includes funds with stated market cap strategies ranging from roughly $500 million to $1.5 billion (based on the Russell Microcap® Index). The Advisor believes that the $1 billion market cap definition for the International Opportunities Fund is reasonable considering these relevant factors.

24. SEC Comment: In the section entitled “Summary-Principal Strategies” for the International Opportunities Fund in the Prospectus, it is stated that the Fund may invest a significant amount of its total assets (up to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging markets. For investments, please indicate a range instead of up to a certain amount.

Response: The Registrant will revise the disclosure to read as follows: “The Fund may invest a significant amount of its total assets (20-50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging markets.”

25. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Micro Cap Fund in the Prospectus, it is stated that the Advisor will invest at least 80% of the Fund’s assets in equity securities of micro cap companies with market capitalizations of less than $1 billion at the time of purchase. The market capitalization of $1 billion is too large for a micro cap fund. Please revise the market capitalization to a more appropriate level for a micro cap fund.

Response: There is no official definition of the term “micro capitalization.” The Commission has noted, in relevant part, that registrants may use any reasonable definition of the term “micro-cap,” and in developing a definition, should consider all relevant factors, including, among other things, industry indices. (See, Frequently Asked Questions about Rule 35d-1 (Investment Company Names)(pub. Avail. Dec. 4, 2001). The universe of micro-cap funds identified by Morningstar includes funds with stated market cap strategies ranging from roughly $500 million to $1.5 billion (based on the Russell Microcap® Index), with average markets caps ranging from $100 million to $488 million, consistent with the Micro Cap Fund’s average market cap which is $497 million. The Advisor believes that the $1 billion market cap definition for the Micro Cap Fund is reasonable considering these relevant factors.

26. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Micro Cap Value Fund in the Prospectus, it is stated that the Advisor will invest at least 80% of the Fund’s assets in equity securities of micro cap companies with market capitalizations of less than $1 billion at the time of purchase. The market capitalization of $1 billion is too large for a micro cap fund. Please revise the market capitalization to a more appropriate level for a micro cap fund.

Response: There is no official definition of the term “micro capitalization.” The Commission has noted, in relevant part, that registrants may use any reasonable definition of the term “micro-cap,” and in developing a definition, should consider all relevant factors, including, among other things, industry indices. (See, Frequently Asked Questions about Rule 35d-1 (Investment Company Names)(pub. Avail. Dec. 4, 2001). The universe of micro-cap funds identified by Morningstar includes funds with stated market cap strategies ranging from roughly $500 million to $1.5 billion (based on the Russell Microcap® Index), with average markets caps ranging from $100 million to $488 million, consistent with the Micro Cap Value Fund’s average market cap which is $392 million. The Advisor believes that the $1 billion market cap definition for the Micro Cap Value Fund is reasonable considering these relevant factors.

27. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Strategic Income Fund in the Prospectus, please provide the market capitalization strategy for equity securities.

Response: The Registrant will revise the disclosure to read as follows: “Under normal market conditions, we will invest the Fund’s assets primarily in income-producing domestic and foreign securities, including equity securities (including common stock, preferred stock and securities convertible into common stock) and fixed income securities of companies of all market capitalizations.

28. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Strategic Income Fund in the Prospectus, please provide the credit quality and maturity for fixed income securities.

Response: As noted in the section, the Fund’s investments in fixed income securities may include domestic and foreign corporate bonds with a variety of maturities (e.g., long-term, intermediate or short-term) and credit qualities (e.g., investment grade or non-investment grade). At certain times, the Fund may emphasize one particular maturity or credit quality. The Fund may invest in non-investment grade securities without limitation. The Fund therefore does not have a specific credit quality or specific maturity strategy for its fixed income investments.

29. SEC Comment: In the section entitled “Summary-Principal Risks” for the Strategic Income Fund in the Prospectus, please provide a mid cap company risk.

Response: The risks of mid size companies are similar to those of small companies. The Registrant will change the Small Company Risk to Smaller Company Risk and include disclosure for mid-size companies.

30. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Income Equity Fund in the Prospectus, please provide the maturity strategy for fixed income securities.

Response: The Income Equity Fund may invest in a variety of maturities. The Fund does not have a specific maturity strategy for its fixed income investments.

31. SEC Comment: In the section entitled “Summary-Principal Risks” for the Income Equity Fund in the Prospectus, the Fund includes a Derivatives Risk. Please disclose a strategy for this risk in the Principal Strategies section.

Response: Derivatives Risk will be removed from the Principal Risks since it is not a principal strategy or principal risk of the Income Equity Fund.

32. SEC Comment: In the section entitled “Summary-Principal Strategies” for the Long/Short Fund in the Prospectus, please explain stochastics.

Response: This term will be removed from the section.

33. SEC Comment: In the section entitled “Summary-Purchase and Sale of Fund Shares”, please revise according to Item 6 of Form N-1A.

Response: The section will be revised to read as follows:

“PURCHASE AND SALE OF FUND SHARES

INVESTMENT MINIMUMS
New Accounts	$2,000
New Accounts with an Automatic Investment Plan	$1,000
Individual Retirement Accounts (IRAs)	$1,000
Coverdell Education Savings Accounts	$1,000

SUBSEQUENT PURCHASES
Regular Accounts and IRAs	$100

•	You may purchase, redeem or exchange Fund shares on any day the New York Stock Exchange is open for business.

•

You may sell shares online at www.wasatchfunds.com, via email at shareholderservice@wasatchfunds.com or by calling 800.551.1700 if you did not decline the telephone redemption privilege when establishing your account subject to certain exceptions.

•

You may write to: Wasatch Funds, P.O. Box 2172, Milwaukee, WI, 53201-2172 or via overnight delivery to: Wasatch Funds, 803 West Michigan Street, Suite A, Milwaukee, WI 53233-2301. The letter should include your name, Fund Name, account number, dollar amount of shares to be bought or sold, your daytime telephone number, signature(s) of account owners (sign exactly as the account is registered) and Medallion signature guarantee (if required). For IRA accounts, please obtain an IRA Distribution Form from www.wasatchfunds.com or by calling a shareholder services representative.”

34. SEC Comment: In the section entitled “Management-Portfolio Managers”, please revise Laura Geritz’s biography to include her positions for the last five years as required by Item 10 of Form N-1A.

Response: Ms. Geritz’s biography will be revised to read as follows:

“Laura Geritz, CFA has been a lead portfolio manager for the Emerging Markets Small Cap Fund since 2009. She joined the Advisor in 2006 as a Senior Equities Analyst for the International Growth and International Opportunities Funds. Prior to joining the advisor, Ms. Geritz worked at Mellon Corporation from 2004 to 2006 as a Senior Managing Analyst on a micro cap and a small cap growth fund. Ms. Geritz started her career in the securities industry at American Century Investments in 1999 as a bilingual Investor Relations Representative. She was quickly promoted to an analytical role, recommending stocks to a large cap fund and two mid cap funds, in 2000 and became a full-time member of the large cap domestic growth team in 2001. She served as an Investment Analyst at the firm from 2001, analyzing companies and making portfolio management decisions, until she relocated to Denver, Colorado in late 2003. Shortly after relocating, she joined Mellon Corporation as an analyst. Ms. Geritz graduated with honors from The University of Kansas with a Bachelor of Arts in Political Science and History. Later, she earned a Master’s Degree in East Asian Languages and Cultures.

Before completing her Master’s, Laura spent a year living and teaching English in Japan.”

35. SEC Comment: The Prospectus includes a privacy notice. Please remove the legend “not part of the prospectus” from the privacy notice or remove the entire privacy notice.

Response: The legend “not part of the Prospectus” will be removed from the privacy notice.

Statements of Additional Information

36. SEC Comment: In the section “Fund Restrictions and Policies-Disclosure of Portfolio Holdings” in the Statements of Additional Information for the Funds, please name all the parties who receive holdings and provide the frequency for which these parties receive this information.

Response:

•

Disclosure of Mutual Fund Holdings on a Lag. The Funds may publicly disclose all calendar quarter-end mutual fund holdings of all Funds, including lists of top ten holdings, after a 30 day delay. Disclosure to consultant databases, ratings agencies (such as Morningstar and Lipper), financial advisors and shareholder servicing representatives, will be subject to the delays set forth in the foregoing sentence. Shareholders may obtain a complete list of holdings by contacting a Wasatch Funds’ shareholder services representative by calling 800.551.1700 or e-mailing shareholderservice@wasatchfunds.com. Holdings are provided to Morningstar and Lipper quarterly after a 30 day delay.

•

Disclosure to Service Providers. Nothing contained in the Disclosure Policies is intended to prevent disclosure of portfolio holding information to the Advisor’s and Funds’ service providers who generally need access to such information in the performance of their contractual duties and responsibilities, such as custodians, fund accountants, administrators, independent registered public accounting firm, attorneys, writers (i.e., individuals who review and recommend edits to the Advisor to materials provided to Fund shareholders or the Advisor’s separately managed clients), data research providers (e.g. Factset), proxy voting services (e.g. RiskMetrics), trading software, and each of their respective affiliates, provided that they are subject to duties of confidentiality imposed by law and/or contract (the “Service Providers”). The Board recognized the legitimate business purposes for the Service Providers to have access to information regarding the Funds’ portfolio holdings in connection with their official duties and responsibilities. As of January 1, 2010, the Funds’ service providers were the Adviser, Hoisington Investment Management Company (subadviser), 1st Source Investment Corporation, Inc. (subadviser), State Street Bank and Trust Company (custodian, fund accountant and administrator), ALPS Distributors, Inc. (distributor), LLC, UMB Funds Services, Inc. (transfer agent), PricewaterhouseCoopers LLP (independent registered public accounting firm), Chapman and Cutler LLP (independent counsel) and Rogers Casey (consultant). The frequency of disclosure to and between the Service Providers varies and may be as frequent as daily, with no lag.

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Please call me at (617) 662-3969 if you have any further questions.

You requested that the Registrant make certain representations concerning the Registration Statement on Form N-1A and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes
Vice President and Managing Counsel

cc:	R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

January 22, 2010

Mr. Bric Barrientos

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Barrientos:

In connection with a response being made on behalf of Wasatch Funds, Inc. (“Registrant”) to comments you provided with respect to Post-Effective Amendment No. 48 to the Registrant’s registration statement filed on Form N-1A for the Registrant on January 11, 2010 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on January 11, 2010. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles
Russell L. Biles

cc:	D. Thurber

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